Exhibit 99.2

 Post-  treatment  Pre-  treatment  Investor presentation  April 14, 2026  ASX: TLX | NASDAQ: TLX  18F-FET scan published in EJNMMI showing a patient with recurrent glioblastoma (GBM) who experienced a near-complete response following treatment with TLX101-Tx (Iodofalan (¹³¹I), Telix's investigational LAT1-targeted therapy. Patient representative scans, individual results may vary.

 You should read this presentation together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.  The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including Australia, Singapore, and the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this presentation.  This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.  Neither this presentation nor any copy hereof may be taken into or distributed in the United States.  The information contained in this presentation is not for distribution, directly or indirectly, in or into the United States. 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Nothing in this presentation or anything attached to it shall form the basis of any contract or commitment.  The Concurrent Repurchase is not being made and will not be made, directly or indirectly, in or into the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Existing Convertible Bonds may not be tendered in the Concurrent Repurchase by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S of the Securities Act. Any purported tender of Existing Convertible Bonds made by a person located in the United States will not be accepted.  All trademarks and trade names referenced in this presentation are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.  ©2026 Telix Pharmaceuticals Limited. All rights reserved.  Forward looking statements  2

 Five pillars underpinning our global leadership in radiopharma  3  High value therapeutics pipeline  Vertically integrated manufacturing and supply chain  Specialist commercial organization  Integrated Theranostic Approach  See It. Treat It.  R&D platform for new molecular entities  Precision Medicine portfolio

Our performance in 2025[1]

Enabling investments that will drive value creation

- Strong top-line growth, underlying profitability and cash generation
- Group revenue $804M up 56% YoY, meeting increased guidance

- Precision Medicine revenue up 22% YoY to $622M
- RLS Radiopharmacies adds diversified revenue stream – $170M reported revenue[2]
- Group EBITDA[3] $40M, positive cash balance of $142M

Over $500M investment across R&D, commercial infrastructure and strategic investments has delivered:

Pipeline: Four assets in pivotal / Ph3 trials[4]

ProstACT™ Global, IPAX BrIGHT, LUTEON, BiPASS

High-value clinical research

Commercial: Increased market share driven by our multi-product strategy[5]

Gozellix® (kit for the preparation of gallium Ga 68 gozetotide injection)

illuccix® (kit for the preparation of gallium Ga 68 gozetotide injection)

Platform for continued growth

Infrastructure and global supply chain

RLS Radiopharmacies A Telix Company, IsoTherapeutics A Telix Company, ARTMS A Telix Company

Enhancing our commercial offering

Telix

1. All figures throughout presentation provided in USD.
2. Since acquisition close as of January 28, 2025.
3. Earnings before interest, tax, depreciation and amortization.
4. ProstACT Global, NCT06520345; IPAX BrIGHT, NCT07100730; LUTEON, NCT07197580; BiPASS, NCT07052214.
5. Gozellix currently only approved and available in the U.S.

4

 Q1 2026: Group revenue of US$230M, up 11% QoQ  Two-product strategy drives strong sequential growth in Q1 2026   Precision   Medicine  Group Revenue (unaudited)  US$M  Telix ASX disclosure April 7, 2026. Revenue is provided on an unaudited basis.   5  TMS   +11%  QoQ  Therapeutics   186  204  206  208  230  1

Delivering on targeted milestones in early 2026

Demonstrating continued commercial momentum and pipeline advancement

Pathway to launch new Precision Medicine products

- **Pixclara®[1] (TLX101-Px, Floretyrosine F 18 or ^{18}F-FET):** PDUFA[2] goal date of September 11, 2026[3]
- **Pixlumi®[1] (TLX101-Px):** European MAA[4] submitted
- **Illuccix® (TLX591-Px) New Drug Application** accepted in China

Therapeutic pipeline advancement

- **ProstACT Global Phase 3 Study of TLX591-Tx in prostate cancer:** Part 1 objectives achieved, acceptable safety and tolerability[5]
- **Two additional pivotal therapy trials recruiting: IPAX BrIGHT (TLX101-Tx, brain)** first patient enrolled, **LUTEON (TLX250-Tx, kidney)** open for recruitment

Strategic collaboration with Regeneron

- Focused on next-generation therapies, endorsement of Telix's radiopharma development and manufacturing platform[6]

Telix

1. Brand name subject to final regulatory approval.
2. Prescription Drug User Fee Act.
3. Telix ASX disclosure April 10, 2026.
4. Marketing Authorization Application.
5. Telix ASX disclosure March 10, 2026.
6. Telix ASX disclosure April 13, 2026.

6

 Precision Medicine portfolio

Precision Medicine near-term growth strategy

PSMA portfolio provides platform for growth, potential upside from new product launches

Gozellix®
(kit for the preparation of gallium Ga 68 gozetotide injection)

- **Successful launch (U.S.)**
- **BiPASS™,** Phase 3 study launched and recruiting rapidly – will support significant market expansion for Illuccix and Gozellix

Illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)

- **Commercially available in 22 countries**[1]
- **Pursuing further geographic expansion in China** (NDA accepted)[2] **and Japan** (Phase 3 study dosing patients)[3]

Zircaix[7]
(zirconium Zr 89 girentuximab senvedoxam-crdi)

- Successful Type A meetings completed to **align with FDA** on key resubmission items
- **ZIRCON-X** study showed TLX250-Px imaging has meaningful impact on clinical decisions[4]

Pixclara[7]
(floretyrosine F 18)

- **MAA filed for TLX101-Px in Europe** and **NDA accepted by U.S. FDA,** assigned **PDUFA goal date** September 11, 2026[5]
- In a survey of 100 physicians (U.S.), **~70% indicated they are ready to prescribe Pixclara** upon FDA approval[6]

Regulatory submission focus on Pixclara and Zircaix in the U.S. to pave way for future launches

Telix Precision Medicine

1. Austria, Czech Republic, Italy, Slovakia, Switzerland, UK, France, Germany, Spain, Portugal, Belgium, Luxembourg, Netherlands, Denmark, Sweden, Finland, Norway, Australia, New Zealand, Brazil, U.S. and Canada.
2. Chinese National Medical Products Administration (NMPA) Center for Drug Evaluation (CDE) accepted the filing of a NDA, Telix ASX disclosure January 20, 2026.
3. Telix ASX disclosure January 26, 2026.
4. Telix media release November 20, 2025.
5. Telix ASX release April 10, 2026.
6. Shoreline Research, Awareness trial and utilization report, Jan, 2026
7. Brand names subject to final regulatory approval.

8

 Precision medicine: Five-year outlook  Building on the current commercial portfolio with BiPASS, Zircaix and Pixclara1  $5.2B  $3.6B  $2.4B  20% CAGR  30% CAGR  40% CAGR  ~$1B   (2026)  Growth potential  Not intended as a forecast or guidance, subject to change due to market conditions and regulatory approvals.  Brand names subject to final regulatory approval.   9  1  1

 Therapeutics portfolio

 Therapeutics pipeline: Late-stage and “next-generation” assets  11  Building a leadership position in urologic and neurologic oncology  PSMA: Prostate-specific membrane antigen.  CAIX: Carbonic anhydrase IX.  LAT1: L-Type amino acid transporter 1.  CD66: Cluster of differentiation 66.  PDGFRα: Platelet-derived growth factor receptor alpha.  mAb: Monoclonal antibody.  SM: Small molecule.  FAP: Fibroblast activation protein.

Potential $32B market opportunity

Long-term growth potential across our Precision Medicine and Therapeutics pipeline



$B
U.S. oncology market potential by disease area
Total market opportunity
~$32B
Precision Medicine
Therapeutics
~15
~7
~8
~8
~1
~7
~5
~1
~4
~2
~2
~9
~23
Prostate (PSMA)1
Kidney2
Brain3
Bladder4
Musculoskeletal5
Total market opportunity

1. Datamonitor Cancer Patient-Based Forecast and Management Internal Estimates. Prostate-specific membrane antigen.
2. Datamonitor Renal Cell Carcinoma patient-based forecast model and Management Internal Estimates.
3. Datamonitor Glioblastoma patient-based forecast model, and Management Internal Estimates. Leptomeningeal disease (Brain): Nguyen, A.; Nguyen, A.;Dada, O.T.; Desai, P.D.; Ricci, J.C.;Godbole, N.B.; Pierre, K.;Lucke-Wold, B. Leptomeningeal Metastasis: A Review of the Pathophysiology, Diagnostic, and Therapeutic Landscape. Curr. Oncol. 2023.
4. Datamonitor Bladder Cancer 2024.
5. Lowery, Caitlin D., et al. "Olaratumab Exerts Antitumor Activity in Preclinical Models of Pediatric Bone and Soft Tissue Tumors." Clinical Cancer Research, vol. 24, no. 4, Feb. 2018, pp. 847-857. American Association for Cancer Research. Estimates updated Dec, 2025.

Telix

12

Late-stage assets with upcoming clinical inflection points

Phase 3	Phase 2/3	Phase 2/3	Phase 1
ProstACT™ Global	IPAX BrIGHT	LUTEON	Solace
TLX591-Tx, first-in-class rADC for mCRPC	**TLX101-Tx, potential first radiotherapy in recurrent GBM**	**TLX250-Tx, first-in-class rADC for advanced or metastatic ccRCC**	**TLX090-Tx, novel treatment for bone pain in patients with osteoblastic lesions**
Part 1 lead in safety, dosimetry, data readout[1] – primary objectives met **Part 2** (randomized treatment expansion), **currently dosing patients (ex-U.S.)**[2]	**Part 1** (dose optimization), enrolling patients[3] in Australia and Europe **Part 2**, primary endpoint: OS **ODD** in U.S. and Europe **IPAX-2**: Phase 1 trial, newly diagnosed patients – data in 2026	**Part 1** (dose optimization), open for recruitment in Australia. Primary endpoints: safety, RP3D[4] **IND and CTA submissions in 2026 (US/EU)** **Part 2** primary endpoint: mPFS	**Part 1** (dose escalation), currently dosing patients (U.S.) Primary endpoints: safety, dosimetry[5] **Part 2** (dose selection). Primary endpoint: optimal dose (safety, pain score)

rADC = radio antibody-drug conjugate, mCRPC = metastatic Castration-Resistant Prostate Cancer, GBM = Glioblastoma, OS = Overall survival, ODD = Orphan drug designation, EAP = Expanded access program, ccRCC = clear cell Renal Cell Carcinoma, RP3D = recommended phase 3 dose, IND = Investigational new drug, CTA = Clinical trial application, mPFS = median progression free survival, SoC = Standard of care.

Telix Therapeutics

1. Telix ASX disclosure March 10, 2026.
2. Part 2 is enrolling in Australia, New Zealand, and Canada, and has also received regulatory approval to commence in China, Singapore, South Korea, Türkiye, and the United Kingdom. Japanese regulator Pharmaceuticals and Medical Devices Agency (PMDA) has granted approval for a Japan-specific Part 1 in nine patients, prior to commencing Part 2.
3. ClinicalTrials.gov ID: NCT07100730.
4. ClinicalTrials.gov ID: NCT05663710.
5. ClinicalTrials.gov ID: NCT07197645.

13

 ProstACT Global Phase 3 (Part 1 Lead-in): Key findings   Primary and secondary endpoints: Safety and dosimetry   Source: ProstACT Global Part 1 data on file.  Demonstrates feasibility of integrating TLX591-Tx with contemporary, global standards of care  Study objectives met: Confirmed safety, pharmacokinetics, dosimetry across cohorts  No new safety signals: Hematologic events transient and manageable  Tolerability profile supported by dosimetry and low-grade non-hematologic events  Lesion dosimetry indicates no difference in absorbed dose profile across cohorts  No adverse drug-drug interactions observed in TLX591-Tx combinations  14

 Strategic collaboration with Regeneron (NASDAQ: REGN)  Highly complementary capabilities present a unique opportunity  Collaboration to jointly develop and commercialize next generation radiopharmaceutical therapies, including targeted alpha therapies1  Telix to receive US$40 million cash upfront with option to co-fund through commercialization and profit share or earn up to US$2.1 billion in development and commercial milestone payments plus low double-digit royalties  Leverages Regeneron’s extensive biologics expertise, with Telix’s radiopharma development platform and global manufacturing and supply chain infrastructure  Spans multiple solid tumor targets, from Regeneron’s portfolio of proprietary, clinically validated antibodies with initial focus on lung cancer  15  Telix ASX disclosure April 13, 2026.

 2026 strategic priorities

 FY 2026 guidance  Group revenue  US$M  Revenue guidance range: $950M to $970M  Based on approved products and geographies  ~25% growth in Precision Medicine revenue  Full year of RLS revenue  R&D guidance range: $200M to $240M  Increased allocation to therapeutics pipeline  R&D investment will be guided by clinical data outcomes and milestones  Self-funded through commercial performance   950 - 970  Based on expected global and domestic economic conditions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. See Disclaimer for more information.   2022  2023  2024  2025  2026  Continued growth trajectory   We will continue reinvesting our earnings to position the Company for long-term growth  17

A catalyst rich 2026

Select milestones for Therapeutics candidates

- ✓ **Strategic collaboration with Regeneron**
- **TLX591-Tx** for mCRPC, ProstACT Global
  - ✓ **Part 1 data readout**
  - Part 2 international site expansion, interim analysis[1]
- ✓ **TLX250-Tx** for ccRCC, LUTEON, open for recruitment
- **TLX101-Tx** for recurrent GBM
  - ✓ IPAX BrIGHT, first patient enrolled
  - IPAX 2- data readout MTD (Max tolerated dose)
- **TLX090-Tx** for metastatic bone pain, SOLACE, enrollment completion
- **TLX592-Tx** for mCRPC, AlphaPRO, patient dosing
- **TLX102-Tx** for recurrent GBM and leptomeningeal disease, trial commencement
- **TLX252-Tx** for ccRCC and other CAIX-expressing tumors, trial commencement
- **TLX400-Tx** recommencement of clinical activity

Select milestones for Precision Medicine candidates

- ✓ **Pixclara[2] NDA resubmission (U.S.) accepted,** PDUFA goal date September 11, 2026
- **Pixlumi[2] MAA acceptance (Europe)**
- **Zircaix[2] BLA resubmission (U.S.)**
- **Illuccix, Gozellix** BiPASS™ enrollment completion
- **Illuccix** Japan trial, enrollment completion
- **Illuccix** China, regulatory approval/launch
- **TLX593-Px (AlFluor™)** trial commencement

Select milestones for Telix Manufacturing Solutions

- **Key RLS sites:** commence **cyclotron** installations EU (Brussels) and Japan (Yokohama) cyclotrons in production
- **50 ARTMS QIS installations** globally

Telix

BLA = Biologics license application, QIS = QUANTM irradiation system, a cyclotron-based isotope production system.

1. Protocol ^{177}Lu-TLX591-203.
2. Brand name subject to final regulatory approval.

18

Q&A

 Investor Relations Contacts:Ms. Kyahn Williamson (Global)SVP Investor Relations and Corporate Communicationskyahn.williamson@telixpharma.com Telix Investor Relations (U.S.)  Ms. Annie Kasparian  Director Investor Relations and Corporate Communications  annie.kasparian@telixpharma.com Telix Investor Relations (Australia)Ms. Charlene JawAssociate Director Investor Relationscharlene.jaw@telixpharma.com  Illustration of TLX591-Tx  Lutetium (177Lu) rosopatamab tetraxetan